



Kosher Table, Inc
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $110,000

Offering End Date: July 18, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Kosher Table, Inc

Founded: March 11, 2022

Address: 8758 West Pico Blvd
Los Angeles, CA 90035

Industry: Commercial Bakeries

Employees: 12

Website: http://www.gotkosher.com/

Use of Funds Allocation:

If the maximum raise is met:

$103,400 (94.00%) – of the proceeds will go towards working capital- remodeling brick & mortar location to create café space and leasing a larger baking facility
$6,600 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 817 Followers





Business Metrics:

		FY23	YTD 5/22/2024
Total Assets		$93,114	$116,005
Cash & Cash Equivalents		$6,578	$3,142
Accounts Receivable		$24,612	$66,593
Short-term Debt		$107,555	$118,261
Long-term Debt		$0	$0
Revenue		$286,559	$377,737
Cost of Goods Sold		$181,687	$268,995
Taxes		$0	$0
Net Income		-$13,442	$12,186

Recognition:

Kosher Table, Inc (DBA Got Kosher?) can be found in grocery stores throughout Southern California, including Whole Foods and Gelson's in LA. Since 2010 they have brought onto the worldwide market a new twist on a 3000-year-old tradition of making challah, a weekly festival Jews have been following to get re-charged and boosted. They dipped the bread into a pretzel solution and added Belgian chocolate chunks or kalamata olives, rosemary, apple, raisins, honey, etc. They now have 15 flavors, traditional and gourmet, plus one very unique challah for each Jewish holiday and a Thanksgiving Turkey challah for everybody.

About:

Kosher Table, Inc (DBA Got Kosher?) is renowned for Chef Alain Cohen's personal creation: Pretzel Challah. The lines are out the door as people come from far and wide to buy their favorite flavor. Got Kosher? was named Best Non-Traditional Challah by Los Angeles Magazine.

For more information, contact our Customer Support Team at support@thesmbx.com

